Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

The Benefit Committee

Costco 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statement (No. 333-150014) on Form S-8 of Costco Wholesale Corporation of our report dated June 10, 2011, with respect to the statements of net assets available for benefits of the Costco 401(k) Retirement Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i –schedule of assets (held at end of year) as of December 31, 2010 which report appears in the December 31, 2010 annual report on Form 11-K of the Costco 401(k) Retirement Plan.

/s/ KPMG LLP

Seattle, Washington

June 10, 2011